UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		PEARSON PLC
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights
An acquisition or disposal of financial instruments				X
An event changing the breakdown of voting rights
Other (please specify)iii
3. Details of person subject to the notification obligationiv
Name		The Goldman Sachs Group, Inc.
City and country of registered office (if applicable)		Corporation Trust Center, 1209 Orange Street, Wilmington DE 19801, USA
4. Full name of shareholder(s) (if different from 3.)v
Name		Goldman Sachs International
City and country of registered office (if applicable)		Peterborough Court, 133 Fleet Street, London EC4A 2BB, UK
5. Date on which the threshold was crossed or reachedvi:		06/06/2019
6. Date on which issuer notified (DD/MM/YYYY):		10/06/2019
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	0.42%	7.05%	7.47%	781,424,341
Position of previous notification (if applicable)	0.56%	6.97%	7.53%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
GB0006776081	2,902,674	0.37%
US7050151056	355,142	0.05%

SUBTOTAL 8. A	3,257,816	0.42%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
Securities Lending	Open	11,303,137	1.45%

SUBTOTAL 8. B 1	11,303,137	1.45%

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights
Refer to Annexure

SUBTOTAL 8.B.2	43,788,682	5.60%

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv(please add additional rows as necessary)
X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Goldman Sachs Group, Inc.
Goldman Sachs (UK) L.L.C.
Goldman Sachs Group UK Limited
Goldman Sachs International		5.88%	5.88%

The Goldman Sachs Group, Inc.
Goldman Sachs & Co. LLC

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.
Goldman Sachs Asset Management International Holdings L.L.C.
Goldman Sachs Asset Management Co., Ltd.

The Goldman Sachs Group, Inc.
GSAM Holdings LLC
Goldman Sachs Asset Management, L.P.

10. In case of proxy voting, please identify:
Name of the proxy holder		N/A
The number and % of voting rights held		N/A
The date until which the voting rights will be held		N/A

11. Additional informationxvi
Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error. General email contact: gs-regops-emea-position-enquiries@gs.com

Place of completion	London
Date of completion	06/06/2019

Natalie White
Deputy Company Secretary
Pearson plc

11 June 2019

Annexure
B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration datex	Exercise/Conversion periodxi	Physical or cash settlementxii	Number of voting rights	% of voting rights

CFD	08/06/2029		Cash	2,800,138	0.36%
Swap	22/05/2020		Cash	2,355,253	0.30%
CFD	06/06/2029		Cash	1,879,542	0.24%
Swap	28/07/2021		Cash	1,834,093	0.23%
Call Option	20/06/2019		Cash	1,800,000	0.23%
CFD	13/05/2024		Cash	1,577,609	0.20%
Swap	03/02/2023		Cash	1,444,244	0.18%
Swap	27/04/2022		Cash	1,300,000	0.17%
CFD	16/04/2024		Cash	1,240,000	0.16%
Swap	28/07/2021		Cash	1,100,000	0.14%
Swap	12/05/2022		Cash	970,000	0.12%
CFD	12/04/2029		Cash	865,494	0.11%
CFD	30/04/2024		Cash	865,000	0.11%
CFD	04/12/2023		Cash	860,000	0.11%
CFD	25/05/2022		Cash	851,294	0.11%
Swap	01/02/2024		Cash	800,000	0.10%
CFD	21/02/2024		Cash	785,198	0.10%
Swap	20/05/2020		Cash	757,148	0.10%
Swap	27/05/2022		Cash	663,999	0.08%
CFD	19/01/2029		Cash	588,867	0.08%
CFD	04/12/2023		Cash	545,258	0.07%
CFD	04/05/2029		Cash	440,459	0.06%
CFD	17/01/2029		Cash	419,554	0.05%
Swap	13/05/2020		Cash	406,520	0.05%
Swap	31/12/2019		Cash	393,954	0.05%
CFD	16/05/2029		Cash	391,568	0.05%
CFD	03/05/2029		Cash	378,633	0.05%
CFD	24/10/2019		Cash	371,291	0.05%
CFD	03/05/2029		Cash	369,444	0.05%
CFD	06/07/2023		Cash	328,703	0.04%
CFD	24/02/2021		Cash	328,703	0.04%
CFD	16/05/2029		Cash	300,000	0.04%
CFD	06/12/2028		Cash	295,638	0.04%
CFD	16/05/2029		Cash	277,571	0.04%
Swap	05/05/2022		Cash	265,000	0.03%
Swap	09/06/2021		Cash	259,000	0.03%
CFD	24/03/2022		Cash	250,801	0.03%
CFD	21/05/2029		Cash	250,000	0.03%
CFD	21/02/2024		Cash	245,407	0.03%
CFD	23/11/2028		Cash	243,989	0.03%
CFD	29/02/2024		Cash	235,463	0.03%
CFD	21/02/2024		Cash	228,899	0.03%
CFD	28/10/2020		Cash	225,000	0.03%
Swap	03/06/2022		Cash	222,460	0.03%
CFD	28/03/2029		Cash	217,594	0.03%
Swap	27/04/2022		Cash	215,238	0.03%
CFD	26/01/2024		Cash	204,133	0.03%
CFD	17/07/2020		Cash	204,000	0.03%
CFD	06/06/2029		Cash	203,317	0.03%
Swap	05/05/2022		Cash	200,809	0.03%
CFD	20/04/2029		Cash	198,606	0.03%
CFD	07/06/2029		Cash	194,011	0.02%
CFD	24/10/2019		Cash	183,084	0.02%
CFD	04/05/2029		Cash	183,004	0.02%
CFD	24/10/2019		Cash	182,396	0.02%
Swap	06/07/2022		Cash	170,231	0.02%
Swap	27/04/2022		Cash	170,178	0.02%
Swap	03/06/2020		Cash	170,000	0.02%
Swap	16/04/2024		Cash	154,031	0.02%
Swap	18/01/2024		Cash	145,738	0.02%
CFD	28/02/2024		Cash	140,912	0.02%
Call Option	31/07/2019		Cash	139,384	0.02%
CFD	28/02/2029		Cash	136,001	0.02%
Swap	15/06/2023		Cash	134,915	0.02%
CFD	28/10/2020		Cash	134,667	0.02%
Swap	18/01/2024		Cash	133,665	0.02%
CFD	04/05/2029		Cash	132,328	0.02%
CFD	14/07/2023		Cash	131,070	0.02%
CFD	29/05/2029		Cash	129,580	0.02%
CFD	14/02/2024		Cash	128,954	0.02%
CFD	28/03/2029		Cash	128,794	0.02%
Swap	04/02/2022		Cash	128,709	0.02%
CFD	19/02/2024		Cash	124,985	0.02%
Swap	03/02/2023		Cash	123,084	0.02%
CFD	07/06/2029		Cash	119,364	0.02%
CFD	03/05/2024		Cash	119,098	0.02%
CFD	23/03/2029		Cash	117,797	0.02%
CFD	20/10/2027		Cash	115,000	0.01%
CFD	26/02/2024		Cash	113,300	0.01%
CFD	30/04/2024		Cash	110,000	0.01%
CFD	20/10/2027		Cash	106,899	0.01%
CFD	08/03/2028		Cash	102,382	0.01%
CFD	04/05/2029		Cash	101,869	0.01%
CFD	14/02/2024		Cash	100,100	0.01%
Swap	06/03/2020		Cash	100,000	0.01%
CFD	04/05/2029		Cash	100,000	0.01%
CFD	15/09/2028		Cash	98,591	0.01%
CFD	18/04/2029		Cash	93,281	0.01%
CFD	17/05/2029		Cash	91,988	0.01%
CFD	18/01/2029		Cash	90,943	0.01%
CFD	25/04/2029		Cash	86,565	0.01%
CFD	16/04/2024		Cash	86,367	0.01%
CFD	04/12/2023		Cash	84,590	0.01%
Swap	27/04/2022		Cash	82,784	0.01%
CFD	04/05/2029		Cash	80,000	0.01%
Swap	22/04/2020		Cash	75,108	0.01%
CFD	14/01/2021		Cash	75,051	0.01%
Swap	03/06/2022		Cash	75,000	0.01%
CFD	11/05/2029		Cash	74,065	0.01%
CFD	21/02/2024		Cash	73,357	0.01%
CFD	20/04/2029		Cash	73,094	0.01%
CFD	31/05/2029		Cash	71,500	0.01%
CFD	28/03/2029		Cash	68,758	0.01%
CFD	21/05/2029		Cash	65,026	0.01%
CFD	01/02/2029		Cash	63,641	0.01%
Swap	03/06/2022		Cash	62,356	0.01%
CFD	25/02/2027		Cash	60,750	0.01%
CFD	21/02/2024		Cash	60,361	0.01%
CFD	10/12/2025		Cash	60,000	0.01%
CFD	04/05/2029		Cash	59,338	0.01%
CFD	03/05/2029		Cash	59,199	0.01%
CFD	04/05/2029		Cash	57,916	0.01%
Swap	06/07/2022		Cash	57,709	0.01%
CFD	24/03/2028		Cash	57,179	0.01%
CFD	31/05/2029		Cash	55,700	0.01%
Swap	04/02/2022		Cash	55,000	0.01%
CFD	20/04/2029		Cash	54,448	0.01%
CFD	25/01/2029		Cash	53,400	0.01%
Swap	05/05/2022		Cash	52,715	0.01%
CFD	30/04/2024		Cash	51,200	0.01%
CFD	07/02/2024		Cash	50,000	0.01%
CFD	19/05/2027		Cash	50,000	0.01%
Call Option	07/06/2019		Cash	48,879	0.01%
Swap	18/01/2024		Cash	46,335	0.01%
CFD	09/02/2024		Cash	45,872	0.01%
CFD	25/04/2029		Cash	43,214	0.01%
Swap	01/02/2023		Cash	41,541	0.01%
Swap	28/05/2020		Cash	40,916	0.01%
CFD	22/11/2028		Cash	40,620	0.01%
CFD	25/01/2029		Cash	40,052	0.01%
CFD	28/03/2024		Cash	40,000	0.005%
CFD	28/02/2024		Cash	38,800	0.005%
CFD	04/12/2023		Cash	37,897	0.005%
Swap	29/11/2023		Cash	37,446	0.005%
Swap	04/02/2022		Cash	37,129	0.005%
CFD	11/11/2020		Cash	36,622	0.005%
CFD	31/05/2029		Cash	34,000	0.004%
CFD	12/07/2023		Cash	33,191	0.004%
CFD	04/12/2023		Cash	32,746	0.004%
Call Option	20/06/2019		Cash	32,650	0.004%
CFD	21/02/2024		Cash	31,871	0.004%
CFD	18/01/2029		Cash	30,538	0.004%
CFD	07/06/2029		Cash	30,225	0.004%
CFD	07/06/2029		Cash	29,469	0.004%
Swap	12/06/2023		Cash	26,826	0.003%
CFD	06/06/2029		Cash	26,702	0.003%
Swap	18/01/2024		Cash	26,676	0.003%
CFD	20/10/2027		Cash	25,929	0.003%
Call Option	05/08/2019		Cash	25,817	0.003%
Swap	03/02/2023		Cash	25,801	0.003%
Call Option	26/06/2019		Cash	25,488	0.003%
Swap	29/04/2020		Cash	24,949	0.003%
Swap	16/04/2020		Cash	24,892	0.003%
CFD	25/05/2029		Cash	24,830	0.003%
CFD	07/06/2029		Cash	24,541	0.003%
Swap	31/12/2019		Cash	24,379	0.003%
Swap	14/06/2023		Cash	24,200	0.003%
Swap	07/07/2023		Cash	24,026	0.003%
CFD	09/03/2029		Cash	23,383	0.003%
Swap	29/11/2023		Cash	23,191	0.003%
CFD	04/12/2023		Cash	22,173	0.003%
Swap	12/07/2023		Cash	21,980	0.003%
CFD	20/04/2029		Cash	20,297	0.003%
CFD	28/02/2024		Cash	20,250	0.003%
CFD	04/05/2029		Cash	20,250	0.003%
CFD	17/11/2028		Cash	19,821	0.003%
Swap	09/06/2021		Cash	19,385	0.002%
Swap	07/07/2023		Cash	19,285	0.002%
CFD	25/04/2029		Cash	19,160	0.002%
CFD	15/02/2024		Cash	17,809	0.002%
CFD	05/11/2027		Cash	17,711	0.002%
CFD	04/12/2023		Cash	17,500	0.002%
CFD	21/07/2028		Cash	17,441	0.002%
Swap	05/05/2022		Cash	17,285	0.002%
CFD	03/05/2029		Cash	16,474	0.002%
CFD	24/10/2019		Cash	16,400	0.002%
CFD	21/02/2024		Cash	16,200	0.002%
Swap	18/01/2024		Cash	15,800	0.002%
CFD	04/05/2029		Cash	15,710	0.002%
CFD	17/07/2023		Cash	15,589	0.002%
Swap	03/11/2021		Cash	15,537	0.002%
Swap	22/05/2020		Cash	15,090	0.002%
Call Option	02/07/2019		Cash	14,534	0.002%
CFD	28/10/2020		Cash	14,300	0.002%
CFD	08/02/2024		Cash	14,128	0.002%
CFD	10/05/2029		Cash	13,985	0.002%
Swap	18/01/2024		Cash	13,970	0.002%
CFD	04/05/2029		Cash	13,826	0.002%
CFD	22/02/2024		Cash	13,817	0.002%
CFD	21/02/2024		Cash	13,800	0.002%
Swap	29/11/2023		Cash	13,783	0.002%
CFD	07/05/2024		Cash	13,507	0.002%
Swap	14/06/2023		Cash	13,439	0.002%
Swap	04/02/2022		Cash	12,871	0.002%
Swap	17/09/2020		Cash	12,609	0.002%
Swap	12/06/2023		Cash	12,300	0.002%
Swap	03/11/2021		Cash	12,184	0.002%
CFD	02/05/2029		Cash	11,847	0.002%
Swap	05/05/2022		Cash	11,600	0.001%
CFD	23/05/2029		Cash	11,592	0.001%
CFD	15/12/2027		Cash	11,271	0.001%
CFD	15/07/2021		Cash	10,958	0.001%
Swap	21/06/2022		Cash	10,900	0.001%
CFD	22/02/2021		Cash	10,812	0.001%
Swap	18/03/2020		Cash	10,762	0.001%
Swap	16/04/2024		Cash	10,500	0.001%
Swap	15/06/2023		Cash	10,079	0.001%
CFD	16/06/2028		Cash	9,632	0.001%
CFD	01/03/2028		Cash	9,462	0.001%
Swap	14/06/2023		Cash	8,937	0.001%
Swap	28/07/2021		Cash	8,767	0.001%
Swap	30/11/2023		Cash	8,536	0.001%
CFD	07/06/2029		Cash	8,165	0.001%
Swap	01/02/2023		Cash	8,079	0.001%
Swap	12/07/2023		Cash	8,000	0.001%
Swap	03/11/2021		Cash	7,800	0.001%
CFD	12/05/2028		Cash	7,672	0.001%
CFD	21/02/2024		Cash	6,975	0.001%
Swap	15/06/2023		Cash	6,108	0.001%
Swap	08/04/2020		Cash	6,100	0.001%
CFD	18/01/2029		Cash	6,097	0.001%
CFD	12/06/2028		Cash	5,980	0.001%
CFD	26/02/2024		Cash	5,700	0.001%
CFD	24/05/2029		Cash	5,658	0.001%
Swap	12/06/2023		Cash	5,461	0.001%
CFD	17/01/2029		Cash	5,398	0.0007%
CFD	16/02/2024		Cash	5,267	0.0007%
CFD	02/05/2029		Cash	5,000	0.0006%
Swap	08/06/2021		Cash	5,000	0.0006%
CFD	11/08/2023		Cash	5,000	0.0006%
Swap	22/05/2020		Cash	4,774	0.0006%
CFD	16/02/2024		Cash	3,700	0.0005%
CFD	28/03/2029		Cash	3,634	0.0005%
CFD	22/02/2024		Cash	3,500	0.0004%
CFD	16/02/2024		Cash	2,928	0.0004%
Swap	22/05/2020		Cash	2,857	0.0004%
Swap	12/07/2023		Cash	2,679	0.0003%
CFD	28/03/2029		Cash	2,556	0.0003%
CFD	04/05/2029		Cash	2,470	0.0003%
CFD	19/01/2029		Cash	2,412	0.0003%
Swap	22/05/2020		Cash	2,350	0.0003%
CFD	23/09/2020		Cash	2,350	0.0003%
Swap	05/09/2019		Cash	2,317	0.0003%
Swap	17/09/2020		Cash	2,214	0.0003%
CFD	19/01/2029		Cash	2,076	0.0003%
CFD	18/09/2019		Cash	2,071	0.0003%
Swap	22/05/2020		Cash	1,768	0.0002%
Swap	03/11/2021		Cash	1,703	0.0002%
CFD	26/02/2024		Cash	1,600	0.0002%
Swap	01/02/2023		Cash	1,255	0.0002%
CFD	27/09/2028		Cash	1,121	0.0001%
CFD	23/02/2024		Cash	945	0.0001%
Swap	29/11/2023		Cash	853	0.0001%
CFD	29/01/2024		Cash	776	0.0001%
CFD	18/01/2029		Cash	744	0.0001%
Swap	05/09/2019		Cash	656	0.0001%
CFD	31/01/2024		Cash	504	0.0001%
CFD	23/08/2028		Cash	466	0.0001%
Swap	22/05/2020		Cash	461	0.00006%
Swap	22/05/2020		Cash	419	0.00005%
Swap	22/05/2020		Cash	329	0.00004%
CFD	12/02/2024		Cash	323	0.00004%
Swap	22/05/2020		Cash	323	0.00004%
Swap	07/07/2023		Cash	300	0.00004%
CFD	17/07/2028		Cash	300	0.00004%
Swap	28/07/2021		Cash	200	0.00003%
Swap	28/07/2021		Cash	140	0.00002%
Swap	02/02/2023		Cash	136	0.00002%
Swap	02/02/2023		Cash	65	0.00001%
Swap	02/02/2023		Cash	46	0.00001%
Total Number of voting rights and percentage of voting rights				43,788,682	5.60%
Additional information: Please note, total amount of voting rights have been rounded to 2 decimal places therefore there is a possibility of a rounding error.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 11 June 2019
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary